Exhibit 21

BERNARD CHAUS, INC.
List of Subsidiaries

Name of Company	State of Incorporation/Formation
Bernard Chaus International (Hong Kong), Inc.	Delaware
Bernard Chaus International (Korea), Inc.	Delaware
Bernard Chaus International (Taiwan), Inc.	Delaware
Chaus Retail, Inc.	New Jersey
S.L. Danielle Acquisition, LLC.	New York
Cynthia Steffe Acquisition, LLC.	New York